UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL UPS COKE SALES TO TURKEY

Moscow, Russia – April 17, 2019 – Mechel PAO (MOEX: MTLR; NYSE: MTL), a leading Russian mining and metals company, reports signing an agreement on supplies of metallurgical coke to Turkey’s major sugar producer Kayseri Sugar.

According to the contract, Mechel is due to supply its Turkish partners with up to 90,000 tonnes of metallurgical coke in 2019-2021 (approximately 30,000 tonnes each summer season). The price will be determined following negotiations.

The agreement was signed on the sidelines of Kayseri Sugar’s delegation visiting Moscow Coke and Gas Plant which will produce the coke that is due to be shipped to Turkey by way of Port Mechel-Temryuk in Russia’s Krasnodar Region.

“We consider Turkey as a priority export destination for our coke products. In the summer season of 2018, Mechel’s mining division shipped a total of 50,000 tonnes of coke to Turkish agro-industrial companies, including 10,000 tonnes to Kayseri Sugar. This year, thanks to this agreement with Kayseri Sugar, we plan to improve on that. It is also important to note that this is the first contract signed directly with Kayseri Sugar, which will ensure commercial conditions that would be more profitable for both sides,” Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark said.

FOR EDITORS

Turkey’s Kayseri Sugar industrial group includes three sugar factories. The company annually produces a total of 400,000 tonnes of sugar and some 100,000 tonnes of molasses. Kayseri Sugar acquires sugar beet from approximately 15,000 farms.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: April 17, 2019

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